 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

 GSK plc (the 'Company')

2026 Performance Share Plan Award and 2026 Performance Measures

2026 Performance Share Plan Award

On 12 February 2026, the Company granted conditional share awards to the Persons Discharging Managerial Responsibilities ('PDMRs') and their Persons Closely Associated ('PCAs') listed below under the GlaxoSmithKline 2017 Performance Share Plan ('the Plan'). The Plan allows a performance-related opportunity in the form of conditional awards to be granted to senior executives in the Group, including the Executive Directors and other PDMRs.

Under the terms of the Plan, conditional awards are granted over a specific number of Ordinary Shares or American Depositary Shares ('ADS'), and the percentage of awards that ultimately vests is dependent on the level of achievement against performance targets set by the Remuneration Committee.

The performance period for the awards is the three financial years from 1 January 2026 to 31 December 2028.

2026 Performance Measures

The awards are based on the following five measures:

Performance Measure	Proportion of each award
Total Sales Growth	17.5%
Core Operating Profit Growth	17.5%
Pipeline Sustainability	17.5%
Responsible Business: Composite Scorecard	7.5%
Relative Total Shareholder Return (TSR)	40%

Total sales and Core operating profit growth

These targets were set following the Board's annual planning process and consideration of analysts' consensus to ensure that they are sufficiently stretching and support the Committee's aim to incentivise and reward over performance.

	Performance vs Target	Proportion Vesting
Below threshold	< 99% of Target	Nil
Threshold	99% of Target	20%: CEO 25%: CFO / All Others
Target	100% of Target	50%
	103% of Target	75%
Maximum	105% of Target	100%

Pipeline Sustainability

The Pipeline Sustainability measure focuses on GSK's replenishment of the pipeline and longer-term pipeline performance. For inclusion, a Programme must be either a New Molecular Entity (NME), or a new indication which adds £0.5 billion to Peak Year Sales. Programmes approved and launched during the three-year window will contribute to the total number of assets and to the sales contribution. It is based on a matrixed assessment of:

- Pipeline sales contribution to GSK's long range forecast (LRF) outlook. The target and vesting will each be based on 10-year net risk adjusted sales forecast, e.g., the 2026-2028 target based on the 2035 LRF and vesting based on the 2038 LRF, and

- the Number of Programmes in Phase 2 and 3 and Registration and Approval.

This element of the PSP will only vest, either in full or in part, if at the time of vesting the most recently governed and published 2031 Sales outlook remains at least £40 billion1. At the end of the period a list of the Programmes added or removed during the period will be disclosed. However, the pipeline sales contributions in the 2035 and 2038 LRFs and the assessment matrix will not be disclosed, as they are commercially sensitive. For the achievement of Threshold performance for both the Pipeline Sales contribution and the number of Programmes, the vesting proportions shall be 20% for the CEO, and 25% for the CFO / All Others.

Responsible Business: Composite scorecard

The Composite scorecard focuses on all the Responsible Business metrics within the Responsible Business Performance Rating. The rating is reported on in detail in each year's Annual Report with the scorecard providing a balanced assessment of performance against all our Responsible Business priorities.

Performance will be calculated by aggregating the annual performance across all the individual annual metrics within the rating for the 3 years of the PSP performance period.

Performance	Vesting Schedule
70% or more of all metrics are on track	100%
60% of all metrics are on track	75%
50% of all metrics are on track	50%
Less than 50% of all metrics are on track, but progress is being made because at least 50% are either on track, or on track with work to do (the 'threshold' vesting level)	20%: CEO 25%: CFO / All Others
Less than 50% of all metrics are either on track or on track with work to do, the rest (i.e. more than 50%) are off track	Nil

Relative TSR

Performance against our size-adjusted global biopharma peer group of 13 companies will be assessed using a percentile vesting approach. This compares GSK's actual TSR performance with that of our peers.

The median TSR and the upper quintile TSR of the peers is calculated excluding GSK's TSR. GSK's TSR is then compared against the median and upper quintile TSR on an interpolated basis. Threshold performance is at median, and maximum vesting (100%) is achieved for upper quintile performance. Straight-line interpolation determines vesting levels between median and upper quintile.

TSR Performance	Vesting Schedule
Above upper quintile	100%
Upper quintile	100%
Between median and upper quintile	Straight-line interpolation
Median (threshold vesting)	20%: CEO 25%: CFO / All Others
Below median of peer group	Nil

1 See assumptions and basis of preparation related to 2026 guidance, 2021-26 and 2031 Outlooks within GSK's Full-year and fourth quarter 2025 results announcement and GSK's cautionary statement below.

Notes

1.   To the extent that each element of a conditional award does not vest at the end of the three-year performance period, it will lapse.

2.   The PDMRs in the transaction notifications below were each granted a conditional award under the terms of the GlaxoSmithKline 2017 Performance Share Plan. Awards granted are of Ordinary Shares or ADS.

3.   Dividends will accrue on the conditional award of Ordinary Shares or ADS during the performance period but will only vest to the extent that the awards themselves vest at the end of the performance period. These dividends are not included in the figures below.

4.   For Executive Directors, the award is subject to an additional holding period of two years (the 'Holding Period') from the normal vesting date, i.e. five years in total.  During the Holding Period, the relevant Ordinary Shares or ADS would only be forfeited in the event that the Executive Director was terminated for cause, and the Ordinary Shares or ADS will continue to carry rights to dividend equivalents.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Luke Miels
b)	Position/status	Chief Executive Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	463,662

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Julie Brown
b)	Position/status	Chief Financial Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	196,548

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Lynn Baxter
b)	Position/status	President, Europe
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	32,757

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mike Crichton
b)	Position/status	President, International
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	37,315

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	James Ford
b)	Position/status	SVP and Group General Counsel, Legal and Compliance
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	133,977

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mondher Mahjoubi
b)	Position/status	Chief Patient Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	37,906

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Maya Martinez-Davis
b)	Position/status	President, US
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADS') ISIN: US37733W2044
b)	Nature of the transaction	A conditional award of ADS under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$58.49	53,433

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Nina Mojas
b)	Position/status	President, Global Product Strategy
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	38,291

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Shobie Ramakrishnan
b)	Position/status	Chief Digital and Technology Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADS') ISIN: US37733W2044
b)	Nature of the transaction	A conditional award of ADS under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$58.49	44,313

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	David Redfern
b)	Position/status	President, Corporate Development
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	143,579

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Regis Simard
b)	Position/status	President, Global Supply Chain
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	150,453

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Phil Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	66,221

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Deborah Waterhouse
b)	Position/status	CEO, ViiV Healthcare and President, Global Health, GSK
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	136,579

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Tony Wood
b)	Position/status	Chief Scientific Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	247,138

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Victoria Whyte
b)	Position/status	SVP & Company Secretary
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.41	11,800

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Neil Falkingham
b)	Position/status	PCA of Lynn Baxter (President, Europe)
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.41	11,800

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q4 Results for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: February 16, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc